02038495

P.E 5-14-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 14, 2002

Euro Disney S.C.A.
(Translation of Registrant's Name Into English)

Republic of France
(Jurisdiction of incorporation or organization)

Immeubles Administratifs
Route Nationale 34
77700 Chessy
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ______ No __x___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- ______.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

Euro Disney S.C.A.

By its Gérant, Euro Disney S.A.

By : /S/___________________________

Dominique Le Bourhis
Vice President and Treasurer

EURO DISNEY S.C.A.

Information Presse - Press Information

Marne-la-Vallée, May 14, 2002

FIRST HALF 2002 RESULTS

REVENUES UP 4.2% ON EVE OF SECOND PARK OPENING

AS EXPECTED, EXCEPTIONAL PRE-OPENING EXPENSES IMPACTED FIRST HALF 2002 NET RESULTS

Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today its unaudited consolidated interim results for the six months ("First Half") ended March 31, 2002. The First Half of the fiscal year is the low season.

The Walt Disney Studios Park opened to the public on March 16, 2002, and did not have a material impact on the operating results before exceptional items during First Half 2002.

➢ **RESORT SEGMENT REVENUES INCREASED 4.9 % IN FIRST HALF 2002 TO € 426.3 MILLION FROM € 406.4 MILLION.**

Theme parks revenues increased 6.2 % to € 196.6 million from € 185.2 million in the prior year driven primarily by higher spending per guest and a moderate increase in attendance. Spending per guest improved in all categories during the period (admissions, merchandise and food and beverage).

Hotels and Disney Village revenues increased 2.3 % to € 176.1 million from € 172.1 million in the prior year. Hotel occupancy remained stable with that of the prior year while average guest spending per room increased driven by higher average room rental revenues.

Other Revenues (which primarily includes participant sponsorships, transportation and other travel services sold to guests) increased € 4.5 million to reach € 53.6 million.

Euro Disney S.C.A.
opérateur de
Disneyland® Paris

Euro Disney S.C.A.is
the operating company
of Disneyland® Paris

Euro Disney S.C.A.
Société en Commandite par Actions
au capital de 804.757.073 Euros

- **REAL ESTATE DEVELOPMENT SEGMENT REVENUES IN FIRST HALF 2002 TOTALLED € 11.3 MILLION, IN LINE WITH OUR EXPECTATIONS.**

As planned, revenues from real estate development activities decreased from € 13.6 million in the prior year to € 11.3 million in First Half 2002. Real Estate Development revenues in First Half 2002 included primarily commercial and residential land sale transactions at our Val d'Europe Town centre project.

- **OPERATING MARGIN DECREASED € 6.0 MILLION (12.4%) TO € 42.5 MILLION.**

Operating margin for First Half 2002 totalled € 42.5 million, a decrease of € 6.0 million from the prior year. As anticipated, real estate development activities accounted for a substantial portion of this decrease (down € 4.3 million out of the total decrease of € 6.0 million). Operating margin generated by our Resort Segment totalled € 38.1 million in First Half 2002, a decrease of € 1.7 million from the prior year.

Resort Segment costs and expenses totalled € 388.2 million in First Half 2002 compared to € 366.6 million in the prior year, an increase of € 21.6 million. This increase in costs and expenses related primarily to increased direct operating costs (+ € 14.3 million) and increased depreciation and amortisation charges (+ € 7.1 million). We incurred higher direct operating costs during the pre-opening period of the Walt Disney Studios Park in part to reinforce our support and sales infrastructure during this critical transition period. We anticipate that we will re-adjust and optimise the level of our direct operating expenditures in the coming months as we enter our summer season with both theme parks fully operational.

- **LEASE AND NET FINANCIAL CHARGES INCREASED € 9.6 MILLION (13.9%) DUE PRIMARILY TO SCHEDULED LEASE PAYMENTS.**

Lease and net financial charges increased to € 78.5 million from € 68.9 million. This increase was primarily attributable to:

- Planned increases in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets (€ 16.4 million) and

- Decreased interest income on cash, short-term investments and deposits (€ 7.2 million).

The impact of these items was partially offset by lower interest based expenses (€ 16.1 million) resulting primarily from the reimbursement of € 373.7 million of Convertible Bonds on October 1, 2001 and lower variable interest rates. First Half 2002 interest on the new CDC loans for the construction of the Walt Disney Studios was included in the interest capitalised as part of the construction costs of the project.

- **LOSS BEFORE EXCEPTIONAL ITEMS TOTALLED € 36.0 MILLION COMPARED TO € 20.4 MILLION IN THE PRIOR YEAR.**

The Loss before Exceptional Items widened during the period primarily as a result of lower operating margin combined with higher lease rental expense.

- **EXCEPTIONAL LOSSES TOTALLED € 40.8 MILLION COMPARED TO € 3.8 MILLION IN THE PRIOR YEAR.**

  We incurred € 40.1 million of pre-opening expenses related to the Walt Disney Studios Park, which opened to the public on March 16, 2002. These expenses were classified as exceptional and included the costs of hiring and training employees for the Walt Disney Studios during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events which took place throughout February and March 2002.

- **NET LOSS FOR FIRST HALF 2002 INCREASED TO € 76.8 MILLION FROM € 24.2 MILLION IN THE PRIOR YEAR.**

  Net loss for First Half 2002 increased to € 76.8 million primarily as a result of exceptional charges related to the pre-opening costs of the Walt Disney Studios Park, as well as higher lease rental expense and lower operating margin.

- **WALT DISNEY STUDIOS INAUGURATION: WIDESPREAD MEDIA COVERAGE.**

  Our new park opened on-time, on-budget and with high attraction operational reliability. The opening of the Walt Disney Studios on March 16, 2002 was preceded by several days of celebration. To cover the numerous events and 150+ celebrities who came from all over Europe and the United States, 2,000 members of the media were on site throughout the three-day celebrations. With over 400 hours of radio broadcast, 18 front covers of major national magazines and several primetime television specials all across Europe, the Walt Disney Studios Grand Opening was our most publicised event since the Grand Opening of Disneyland Park in 1992.

Balance Sheet Elements:

During First Half 2002, the Company reimbursed upon their maturity € 373.7 million of convertible bond debt which bore interest at a fixed rate of 6.75%.

Commenting on these results, Jay Rasulo, Chairman and Chief Executive Officer of Euro Disney S.A., said:

"As expected, our net financial results for First Half 2002 were significantly impacted by the exceptional pre-opening charges associated with the Walt Disney Studios Park, which opened to the public on March 16, 2002.

First, we focused enormous effort on the successful opening of our new theme park, the Walt Disney Studios. The exceptional pre-opening costs incurred during First Half 2002 were essential to a successful opening of the park and to build public awareness of our new product offer. The early guest response to the Walt Disney Studios has been positive and we expect to realise the benefits of this increase in the critical mass of the Disneyland Resort Paris in the future as the new park continues to build momentum.

Secondly, our operating performance for First Half 2002, should be evaluated in light of the events of September 11, 2001. We achieved revenue growth of 4.9% in the Resort Segment of the business during a very difficult period for the travel and tourism industry. This performance is encouraging and speaks to the strength of our product offer and strategy.

With the successful opening of the Walt Disney Studios behind us, we are focused on increasing our attendance and improving the operating margin of our Resort Segment in order to meet our future profit objectives and cash flow requirements."

Attachments : Exhibits 1 and 2 -- Unaudited Consolidated Income Statement and other financial data.

Corporate Communication
Caroline Raulet
Tel: +331 64 74 59 50
Fax: +331 64 74 59 69
e-mail: caroline.raulet@disney.com

Investor Relations
Sandra Picard
Tel: +331 64 74 56 28
Fax: +331 64 74 56 36
e-mail: sandra.picard@disney.com

Next Scheduled Releases: Third Quarter Revenues in July 2002
Full Year Earnings in mid-November 2002

Additional Financial Information can be found on the internet at www.eurodisney.com

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Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: the Disneyland Park, the Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group's operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.

EURO DISNEY S.C.A AND SUBSIDIARIES

First Half 2002 Results Announcement

EXHIBIT 1

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(€ in millions)	First Half ended March 31, 2002	2001	Variation Amount	%
Revenues	**437.6**	420.0	17.6	4.2 %
Costs and Expenses	**(395.1)**	(371.5)	(23.6)	6.4 %
Income before Lease and Net Financial Charges	**42.5**	48.5	(6.0)	(12.4) %
Lease rental expense	**(93.7)**	(87.8)	(5.9)	6.7 %
Financial income	**30.5**	45.6	(15.1)	(33.1) %
Financial expense	**(15.3)**	(26.7)	11.4	(42.7) %
	(78.5)	(68.9)	(9.6)	13.9 %
Loss before Exceptional Items	**(36.0)**	(20.4)	(15.6)	76.5 %
Exceptional loss, net	**(40.8)**	(3.8)	(37.0)	973.7 %
Net Loss	**(76.8)**	(24.2)	(52.6)	217.4 %

UNAUDITED OTHER DATA

(€ in millions)	First Half ended March 31, 2002	2001	Variation Amount	%
Selected Income Statement and Cash Flow Data:				
Operating Margin [(1)]	**42.5**	48.5	(6.0)	(12.4) %
Operating Margin excluding depreciation and amortisation	**70.3**	69.5	0.8	1.2 %
Cash Flow from Operations	**(63.5)**	(61.1)	(2.4)	3.9 %

(€ in millions)	March 31, 2002	Sept 30, 2001	Variation Amount	%
Selected Balance Sheet Data:				
Total Assets	**2 855.1**	3 106.1	(251.0)	(8.1) %
Total Shareholders' Equity / Quasi-Equity	**1 354.7**	1 430.7	(76.0)	(5.3) %
Borrowings [(2)]	**768.1**	1 099.9	(331.8)	(30.2) %
Borrowings including unconsolidated Financing Companies	**2 222.6**	2 569.1	(346.5)	(13.5) %

[(1)] Operating Margin represents Income before Lease and Net Financial Charges and Exceptional Items.

[(2)] Excluding Accrued Interest.

EURO DISNEY S.C.A AND SUBSIDIARIES

First Half 2002 Results Announcement

EXHIBIT 2

UNAUDITED REPORTED SEGMENTS

(€ in millions)	First Half ended March 31, 2002	2001	Variation Amount	%
Segment Revenues				
Resort activities	**426.3**	406.4	19.9	4.9 %
Real estate development activities	**11.3**	13.6	(2.3)	(16.9) %
Total Revenues	**437.6**	420.0	17.6	4.2 %
Segment Costs and Expenses				
Resort activities	**(388.2)**	(366.6)	(21.6)	5.9 %
Real estate development activities	**(6.9)**	(4.9)	(2.0)	40.8 %
Total Costs and Expenses	**(395.1)**	(371.5)	(23.6)	6.4 %
Segment Income before Lease and Net Financial Charges				
Resort activities	**38.1**	39.8	(1.7)	(4.3) %
Real estate development activities	**4.4**	8.7	(4.3)	(49.4) %
Total Income before Lease and Net Financial Charges	**42.5**	48.5	(6.0)	(12.4) %

UNAUDITED REVENUE BY ACTIVITY

(€ in millions)	First Half ended March 31, 2002	2001	Variation Amount	%
Theme Parks	**196.6**	185.2	11.4	6.2 %
Hotels and Disney Village	**176.1**	172.1	4.0	2.3 %
Other	**53.6**	49.1	4.5	9.2 %
Resort Revenues	**426.3**	406.4	19.9	4.9 %
Real Estate Development Revenues	11.3	13.6	(2.3)	(16.9) %
Total Revenues	**437.6**	420.0	17.6	4.2 %

UNAUDITED COSTS AND EXPENSES BY CATEGORY

(€ in millions)	First Half ended March 31, 2002	2001	Variation Amount	%
Direct operating costs*	**269.6**	253.1	16.5	6.5 %
Marketing, general and administrative expenses	**84.1**	84.4	(0.3)	(0.4) %
Depreciation and amortisation	**27.8**	21.0	6.8	32.4 %
Royalties and management fees	**13.6**	13.0	0.6	4.6 %
Total Costs and Expenses	**395.1**	371.5	23.6	6.4 %

* Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.